EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Thousands)

	2012	2011	2010	2009	2008
Excluding Interest on Deposits
Earnings:
Income Before Taxes	170,224	146,359	126,851	120,476	139,831
Fixed Charges	2,213	2,052	2,447	3,313	23,178

Total Earnings	172,437	148,411	129,298	123,789	163,009
Fixed Charges:
Interest Expense	19,629	26,680	35,894	53,232	112,922
Interest Expense on Deposits	17,416	24,628	33,447	49,919	89,744

Total Fixed Charges	2,213	2,052	2,447	3,313	23,178
Ratio of Earnings to Fixed Charges	77.9	72.3	52.8	37.4	7.0
Including Interest on Deposits
Earnings:
Income Before Taxes	170,224	146,359	126,851	120,476	139,831
Fixed Charges	19,629	26,680	35,894	53,232	112,922

Total Earnings	189,853	173,039	162,745	173,708	252,753
Fixed Charges:
Interest Expense	19,629	26,680	35,894	53,232	112,922

Total Fixed Charges	19,629	26,680	35,894	53,232	112,922
Ratio of Earnings to Fixed Charges	9.7	6.5	4.5	3.3	2.2